Via EDGAR Submission

October 4, 2024

Mr. Eddie Kim and Ms. Christina Chalk

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Thoughtworks Holding, Inc.

Schedule 13E-3 filed September 3, 2024

File No. 5-93398

Preliminary Information Statement filed September 3, 2024

File No. 1-40812

Filed by Thoughtworks Holding, Inc., et al.

Dear Mr. Kim and Ms. Chalk:

On behalf of Thoughtworks Holding, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 27, 2024, with respect to the above-referenced Preliminary Information Statement on Schedule 14C and the Schedule 13E-3 filed on September 3, 2024. For the Staff’s convenience, the comments of the Staff are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment. The Company is submitting, via EDGAR, an amended Preliminary Information Statement on Schedule 14C (the “Amended Information Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), each containing changes made in response to the Staff’s comments, as well as certain updated information.

Capitalized terms used, but not defined herein, have the meanings assigned to such terms in the Amended Information Statement.

Schedule 13E-3; PREM14C filed September 3, 2024

General

1.	We note the Schedule 13D filed on August 7, 2024, by Turing Equity Co. II, LLP and Apax IX G.P. Co, Ltd. The box on the cover page is checked to indicate that the filers previously filed a Schedule 13G and are filing a Schedule 13D under Rules 13d-1(e), 13d- 1(f) or 13d-1(g). Since Apax submitted proposals to acquire the Company as early as March 16, 2023, please advise in your response letter why the Schedule 13D was not filed until August 2024.

Response:

Representatives of Turing EquityCo II L.P. (“EquityCo II”) and Apax IX GP Co. Limited (“Apax IX GP”, together with EquityCo II, the “Apax Reporting Persons”) have advised us that each of the Apax Reporting Persons did not have a Schedule 13D reporting obligation with respect to the proposed acquisition until certain affiliates of the Apax Reporting Persons entered into the Rollover and Reinvestment Agreements with each of the Management Rollover Stockholders on August 5, 2024.

In this regard, the referenced box on the cover page (which indicates that an institutional or passive 13G filer has had a change of intent and is acting with a control purpose or not in the ordinary course) was inadvertently checked in error. That is, prior to the filing of the Schedule 13D, the Apax Reporting Persons satisfied their reporting obligation by filing an “exempt” Schedule 13G on February 14, 2022, pursuant to Rule 13d-1(d) because the reported securities were held prior to the Company Common Stock’s registration under Section 12 of the Exchange Act on September 14, 2021 (the “Registration”). See Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) 101.01.

Importantly, an “exempt” Schedule 13G filing does not include any certifications regarding a lack of control purpose or effect so that, for such filers, a change of intent (i.e., to acting with a control purpose) does not trigger an amendment. In this regard, each of the Apax Reporting Persons remained eligible to rely on Rule 13d-1(d) as long as (x) the amount of securities acquired, when added to all other acquisitions of securities of the same class during the 12 months immediately preceding the most recent acquisition date, aggregates to no more than two percent of such securities beneficially owned by the Apax Reporting Persons, See Section 13(d)(6)(B) of the Exchange Act, and (y) the Apax Reporting Persons have not formed a “group,” under Rule 13d-5(b), after effectiveness of the Registration.

Pursuant to such Rollover and Reinvestment Agreements entered into with certain affiliates of the Apax Reporting Persons on August 5, 2024, the Management Rollover Stockholders agreed to exchange all or a certain portion of their shares of Company Common Stock for newly issued equity interests of Topco which will be the indirect parent of the Surviving Corporation following the Merger, in lieu of the treatment of such shares of Company Common Stock under the Merger Agreement. As a result, the Rollover Stockholders and the Apax Reporting Persons may have been deemed to constitute a “group” under Rule 13d-5(b). Therefore, the Apax Reporting Persons timely filed an initial Schedule 13D on August 7, 2024, within five business days of the formation of such group. C&DI 101.03.

2.	Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A require the Company to state whether it believes that the Rule 13e-3 transaction is fair or unfair to “unaffiliated security holders,” as defined in Exchange Act Rule 13e-3(a)(4). We note your disclosure in the introduction to Schedule 13E-3 and throughout the information statement that the Company Board “determined that the Merger Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders, including the Unaffiliated Stockholders” (emphasis added). It appears that the term “Unaffiliated Stockholders,” as defined on page 26 of the information statement, may include directors and officers of the Company who are not otherwise affiliated with Topco, Parent, Merger Sub, the Significant Stockholder, the Apax Entities, and the Management Rollover Stockholders, even though those individuals are considered affiliates of the Company under Rule 13e-3(a)(1). To the extent the phrase “Unaffiliated Stockholders” applies to such persons, disclosure regarding the fairness determination of the Company Board and other filing persons with respect to the phrase “Unaffiliated Stockholders” may not necessarily satisfy Item 8 of Schedule 13E-3, and the disclosure must speak strictly to fairness of the Merger to unaffiliated security holders. Please revise the introduction to Schedule 13E-3 and throughout the information statement to articulate whether the filing persons believe that the Merger is fair to unaffiliated security holders, or advise. In addition, to the extent you continue to use defined terms, please include their definition where first used in the information statement.

Response:

The Company acknowledges the Staff’s comment and has added the following language on pages 2 and 3 of the Amended Information Statement under the heading “Certain Defined Terms” (and clarifying disclosure in the Amended Schedule 13E-3 to reference the use of the applicable defined terms in the Amended Information Statement), to clarify the meaning and use of the terms “unaffiliated security holders” and “Unaffiliated Stockholders”:

“unaffiliated security holders” has the meaning assigned to such term under Rule 13e-3(a)(4). Under SEC rules the Apax Entities, the Company and the Designated Executives are required to express their beliefs as to the fairness of the Merger to “unaffiliated security holders” (as defined by Rule 13e-3(a)(4)) in this Information Statement, and the term is utilized herein solely in those instances. See the sections entitled “The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules” and “The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules” beginning on pages [●] and [●] respectively. For purposes of SEC rules the term “unaffiliated security holders” excludes all directors and officers of the Company, even if they are not Designated Executives or affiliated with the Apax Entities. For purposes of expressing their beliefs as to the fairness of the Merger herein under SEC rules, the Company, the Apax Entities and the Designated Executives considered the Unaffiliated Stockholders (as defined below) to be situated substantially similarly to, and include, the “unaffiliated security holders” (as defined by Rule 13e-3(a)(4)).

“Unaffiliated Stockholders” means all stockholders of the Company other than (1) the Significant Company Stockholder; (2) Apax Partners, its investment fund affiliates and its portfolio companies majority owned by such investment fund affiliates with respect to which Apax Partners has the right to vote or direct the voting of Company Common Stock held by such portfolio companies and those members of the Company Board who are employees of Apax Partners or one of its investment fund affiliates; and (3) any Company stockholder that is a party to a written agreement requiring all or a portion of its shares of Company Common Stock to be transferred, contributed or delivered to Parent or any of its affiliates in exchange for equity interests in Parent or any of its affiliates. The “Unaffiliated Stockholders” concept was utilized by the Special Committee to guide its process and recommendations, and was defined in the Merger Agreement as the foregoing for the purposes of making certain representations, warranties and covenants. The term “Unaffiliated Stockholders” includes directors and officers of the Company who are neither Management Rollover Stockholders nor affiliated with the Apax Entities.

We have made revisions throughout the Amended Information Statement and Schedule 13E-3 to apply the terms consistent with the text above, and for the sake of clarity and simplicity have limited the use of the term “unaffiliated security holders” to the sections entitled “The Special Factors – Position of the Company in Connection with the Merger under SEC “Going Private” Rules” and “The Special Factors – Position of the Apax Entities and Designated Executives in Connection with the Merger under SEC “Going Private” Rules.”

3.	See comment above. We also note the use of the terms “Unaffiliated Stockholders” and “unaffiliated security holders,” which seem to have different definitions, in the introduction to Schedule 13E-3 and throughout the information statement, possibly interchangeably while, in other parts, only one of them is used without the other. In addition, on page 6 of the information statement, you state the following: “In its evaluation of the fairness of the Transactions to the Unaffiliated Stockholders, the Special Committee considered the fairness of the Transactions to the Company’s ‘unaffiliated security holders,’ as such term is defined under Rule 13e-3 under the Exchange Act, that are also Unaffiliated Stockholders” (emphasis added). While “unaffiliated security holders,” as defined under Rule 13e-3, may also be “Unaffiliated Stockholders,” the opposite does not seem to be true. In this regard, to avoid confusion, please revise throughout the filings to clarify that the definitions of the two terms are not identical and remove the implication that they are comprised of the same persons, and/or consider consolidating the two terms for consistency.

Response:

We respectfully refer the Staff to our response to Comment 2 above for changes we have made to address the use of the terms “Unaffiliated Stockholders” and “unaffiliated security holders.” In addition, we deleted the sentence quoted in the Staff’s comment.

4.	We note your disclosure in Schedule 13E-3 that Item 12(d) is “[n]ot applicable.” In this respect, please revise to disclose, to the extent not already discussed, whether or not any executive officer, director or affiliate of the Company (or any person specified in Instruction C to the schedule) currently intends to sell in the merger subject securities owned or held by that person. Refer to Item 1012(d) of Regulation M-A.

Response:

The Company respectfully advises the Staff that it has revised the disclosure under Item 12(d) of the Amended Schedule 13E-3 in response to the Staff’s comment.

5.	We note the first use of the term “TSR” on page 4, and the first use of the terms “Antitrust Laws” and “FDI Laws” on page 7 of the information statement. Please define the terms or refer the shareholders to where the definitions of such terms are located earlier in the filing.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure to (1) change all “TSR” references to “total shareholder return” throughout the Amended Information Statement and (2) define “Antitrust Laws” and “FDI Laws” on pages 1 and 2 of the Amended Information Statement under the heading “Certain Defined Terms”.

Special Factors, page 16

6.	We note that a presentation by Lazard dated “June 4, 2024” is described as one of the attached exhibits on page 39. However, no summary is provided under this section on page 21 as to Lazard’s presentation on that date. Please revise to provide a reasonably detailed description of such presentation that satisfies the requirements of Item 1015 of Regulation M-A.

Response:

The Company acknowledges the Staff’s comment and has added a disclosure on page 23 of the Amended Information Statement.

7.	We note the following disclosure on page 25 and similar disclosure throughout the information statement: “The Lazard representatives then orally rendered Lazard’s opinion, which was subsequently confirmed by delivery of its written opinion dated August 4, 2024, that, as of such date, based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard’s written opinion, the Per Share Price to be paid to holders of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than the Excluded Holders) was fair, from a financial point of view, to such holders of Company Common Stock” (emphasis added). We also note that, according to your disclosure on page 6, “Excluded holders” comprise of “holders of Owned Company Shares or Dissenting Company Shares” and “any direct or indirect securityholder, partner or member of Parent or Merger Sub as of the Effective Time.” Thus, it appears that “holders of Company Common Stock” include certain affiliated security holders. Please address how any filing person relying on the Lazard opinion was able to reach the fairness determination as to the unaffiliated security holders given that the fairness opinion addressed fairness with respect to unaffiliated and certain affiliated security holders together, rather than all security holders unaffiliated with the Company. See also comments above regarding the definitions of “Unaffiliated Stockholders” and “unaffiliated security holders.”

Response:

The Company acknowledges the Staff’s comment and has added the following defined term and disclosure to pages 2, 52 and 53 of the Amended Information Statement, respectively:

“Excluded Holders” means, collectively, (1) the holders of Dissenting Company Shares, (2) the holders of Owned Company Shares (as defined below) and (3) any direct or indirect securityholder, partner or member of Parent or Merger Sub as of the Effective Time. The term was used by Lazard (as defined below) in connection with the fairness opinion it delivered to the Special Committee.

***

For purposes of expressing its beliefs as to the fairness of the Merger herein under SEC rules, the Company Board considered the Unaffiliated Stockholders (as such term is defined on page [●] and used elsewhere in this Information Statement) to be situated substantially similarly to, and include, the “unaffiliated security holders” (as such term is defined in Rule 13e-3(a)(4)). In addition, in considering the fact that the Special Committee received an oral opinion rendered by Lazard, which was subsequently confirmed in writing by the delivery of Lazard’s opinion dated as of the same date, to the effect that, as of August 4, 2024, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard’s written opinion, the Per Share Price to be paid to holders of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Excluded Holders) was fair, from a financial point of view, to such holders of Company Common Stock, the Company Board considered such holders to be situated substantially similarly to, and include, the unaffiliated security holders.

***

For purposes of expressing their beliefs as to the fairness of the Merger herein under SEC rules, the Apax Entities and the Designated Executives considered the Unaffiliated Stockholders (as such term is defined on page [●] and used elsewhere in this Information Statement) to be situated substantially similarly to, and include, the “unaffiliated security holders” (as such term is defined in Rule 13e-3(a)(4)). In addition, in considering the fact that the Special Committee received an oral opinion rendered by Lazard, which was subsequently confirmed in writing by the delivery of Lazard’s opinion dated as of the same date, to the effect that, as of August 4, 2024, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard’s written opinion, the Per Share Price to be paid to holders of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Excluded Holders) was fair, from a financial point of view, to such holders of Company Common Stock, the Apax Entities and the Designated Executives considered such holders to be situated substantially similarly to, and include, the unaffiliated security holders.

Special Factors, page 16

8.	We note that Goldman Sachs served as the financial advisor to Apax concerning this transaction and participated in the negotiations leading up to this going-private transaction. Note that any reports (whether oral or written) provided by Goldman to any filing party that are materially related to this going-private transaction must be summarized in considerable detail in the Information Statement. See Item 9 of Schedule 13E-3. Any written materials should be filed as an exhibit to the Schedule 13E-3. Finally, the information required by Item 1015(b) of Regulation M-A should be provided as to Goldman. Please revise or advise.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20, 22, 23 and 43 – 47 of the Amended Information Statement and all applicable written materials have been added as exhibits (c)(20)-(22) of the Amended Schedule 13E-3.

Recommendation of the Company Board; Reasons for the Merger, page 29

9.	Refer to the disclosure at the bottom of page 29. Revise to clarify that the factors listed include all material factors considered by the Board in reaching its fairness determination. The current disclosure indicates that “the Company Board considered a number of factors, including the following material factors that weighed in favor of the Merger, which are not intended to be exhaustive . . . .”

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 32 and 33 of the Amended Information Statement.

10.	Refer to the following disclosure at the bottom of page 30: “The Company Board, on behalf of the Company, believes, based on the factors described in this Information Statement, that the Merger is fair to the Company’s ‘unaffiliated security holders.’ as such term is defined in Rule 13e-3 under the Exchange Act.” See our comment above regarding the need to standardize the use of the term “unaffiliated security holders” as used throughout the information statement. In addition, revise the vague reference “the factors described in this Information Statement” to specify which factors are referenced.

Response:

We respectfully refer the Staff to our response to Comment 2 above for changes we have made to address the use of the terms “Unaffiliated Stockholders” and “unaffiliated security holders” in the Amended Information Statement. In addition, we have revised references to “the factors described in this Information Statement” to “the factors described in the section entitled “The Special Factors—Recommendation of the Company Board; Reasons for the Merger”. See page 52 of the Amended Information Statement.

Summary of Lazard Financial Analysis, page 33

11.	Many of the analyses performed by Lazard and described in this section yielded a per share value for the Shares in excess of the Per Share Price of $4.40 being paid in the Merger. For example, the discounted cash flow analyses performed using both the April and June Forecasts provided by management resulted in an imputed value range in excess of $4.40, as did the minority squeeze-out premiums paid analysis and the technology and IT services premia paid analysis. Please expand the discussion here to explain how Lazard arrived at its fairness determination by weighting certain analyses over others.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 35 of the Amended Information Statement.

Other Presentations by Lazard, page 38

12.	Please confirm whether or not Lazard has expressly provided written permission for their presentations to be provided in the information statement and Schedule 13E-3, given the disclaimer language in the presentations stating, among other things, that “[t]hese materials and the information contained herein are confidential and may not be disclosed publicly or made available to third parties without the prior written consent of Lazard.”

Response:

The Company acknowledges the Staff’s comment and respectfully confirms that Lazard has expressly provided written permission for their presentations to be provided in the Company’s information statement on Schedule 14C and Schedule 13E-3.

13.	Please confirm in your response letter whether the bullet points on pages 39 and 40 includes details as to all of the presentations presented to the Special Committee by Lazard with the correct respective dates. For example, the last four bullet points on page 39 reflects four dates in June 2024 when materials were presented to the Special Committee: June 4, 2024, June 10, 2024, June 18, 2024, and June 19, 2024. However, we note that total of five presentations dated “June 2024” have been attached as Exhibits (c)(12)-(16). Similarly, while one date of August 1, 2024, is provided in the second bullet point on page 40, we note that two presentations dated “August 2024” have been attached as Exhibits (c)(18)-(19).

Response:

We have been advised by representatives of the Special Committee that the bullet points on pages 41, 42 and 43 of the Amended Information Statement include details as to all of the presentations presented to the Special Committee by Lazard with the correct respective dates. Moreover, the Company respectfully advises the Staff that it has revised the disclosure on pages 41, 42 and 43 of the Amended Information Statement to include, for the materials referenced, specific cross references to the applicable exhibits to the Schedule 13E-3 for additional clarity.

14.	For each of the presentations listed, please include any per share valuations yielded by Lazard’s analyses.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 41, 42 and 43 of the Amended Information Statement.

Certain Company Financial Forecasts, page 40

15.	Revise to describe the “other relevant factors relating to the Company’s strategic plan” that form the basis of the assumptions underlying the forecasts. In addition, summarize the assumptions and limitations which form the basis for the forecasts. See, for example, the list of factors that appear on page 10 of the Lazard presentation materials included as Exhibit (c)(vii) to the Schedule 13E-3.

Response:

The Company acknowledges the Staff’s comments and has revised the disclosure on page 48 of the Amended Information Statement.

Position of the Apax Entities and Designated Executives in Connection with the Merger, page 44

16.	We note your disclosure on page 44 and elsewhere, including pages 48-49, that the Apax Entities and Designated Executives “may be deemed to be affiliates of the Company.” Given the filing persons’ determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing. Please revise.

Response:

The Company acknowledges the Staff’s comments and has revised the disclosure throughout the Amended Information Statement to state that the Apax Entities and the Designated Executives “are deemed to be affiliates” under the applicable SEC rules.

Position of the Company in Connection with the Merger, page 44

17.	We note the following disclosure: “The Company did not receive any firm offers relating to a potential transaction other than the proposed Merger.” On page 31, however, you state that “The Special Committee and the Company Board are not aware of any firm offer by any other person apart from affiliates of Apax during the prior two years for a merger or consolidation of the Company with another company, . . .” (emphasis added). Please revise.

Response:

The Company acknowledges the Staff’s comments and has revised the disclosure on page 52 of the Amended Information Statement to that the “The Special Committee and the Company Board are not aware of any firm offer by any other person apart from affiliates of Apax during the prior two years for a merger or consolidation of the Company with another company, . . .” (emphasis added).

Position of the Company in Connection with the Merger, page 44

18.	Refer to the following sentence in the second paragraph: “The Apax Entities believe that, as a private company, the Company will be able to improve its ability to execute initiatives that it cannot execute as a public company, which, over time, will create additional enterprise value for the Company.” Please revise to describe such “initiatives that [the Company] cannot execute as a public company.”

Response:

The Company acknowledges the Staff’s comments and has revised the disclosure on page 57 of the Amended Information Statement in response to the Staff’s comment.

19.	Refer to the last sentence under this section. Please revise to specify the Apax Entities’ reasons for undertaking the transaction at this time, as opposed to any other time. Refer to Item 1013(c) of Regulation M-A.

Response:

The Company acknowledges the Staff’s comments and has revised the disclosure on page 57 of the Amended Information Statement in response to the Staff’s comment.

Other Arrangements, page 56

20.	We note the following disclosure: “As of the date of this Information Statement, preliminary discussions with respect to certain such new agreements, arrangements or understandings have occurred.” Note that entering into agreements with existing affiliates, such as Company directors, regarding future compensation may render such affiliates parties engaged in this going private transaction. Please confirm your understanding in your response letter.

Response:

The Company acknowledges the Staff’s comments. To the Company’s knowledge, no such new agreements, arrangements or understandings have been entered into as of the date of the Amended Information Statement.

*    *   *   *

If you have any questions regarding this submission, please contact me at 212-318-6993.

Thank you for your time and attention.

Sincerely,

/s/ Eduardo Gallardo
Eduardo Gallardo
of PAUL HASTINGS LLP